UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

ZOLL MEDICAL CORPORATION

(Name of Subject Company)

ZOLL MEDICAL CORPORATION

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

989922109

(CUSIP Number of Class of Securities)

Richard A. Packer

Chief Executive Officer

ZOLL Medical Corporation

269 Mill Road

Chelmsford, Massachusetts 01824

(978) 421-9655

With copies to:

Raymond C. Zemlin

James A. Matarese

Goodwin Procter LLP

Exchange Place

Boston, Massachusetts 02109-2881

(617) 570-1000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 (this “Amendment”) amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on March 26, 2012 (as amended or supplemented from time to time, the “Schedule 14D-9”), by ZOLL Medical Corporation, a Massachusetts corporation (the “Company”). The Schedule 14D-9 relates to the tender offer by Asclepius Subsidiary Corporation, a Massachusetts corporation (“Merger Sub”) and an indirect wholly-owned subsidiary of Asahi Kasei Corporation, a corporation organized in Japan (“Parent”), to purchase all outstanding shares of common stock, par value $0.01 (the “Shares”), of the Company at a price of $93.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 26, 2012 (as amended or supplemented from time to time the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time the “Letter of Transmittal”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in this Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 8.	ADDITIONAL INFORMATION.

Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby amended and supplemented as follows:

The third paragraph set forth under the heading “Regulatory Approvals—Antitrust” is hereby replaced with the following:

At 11:59 p.m., New York City time, on April 6, 2012, the waiting period with respect to the Offer and the Merger under the HSR Act expired.

ITEM 9.	EXHIBITS.

Item 9 (“Exhibits”) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibit:

Exhibit No.	Exhibit	Incorporated by Reference
		Form	File Date	Exhibit or File No.

(a)(11)	English Language Summary of Debt Financing Agreement, dated April 9, 2012, by and among Asahi Kasei Corporation, UBS AG, Tokyo Branch, Sumitomo Mitsui Banking Corporation and certain lenders party thereto (incorporated by reference to Exhibit (b)(2) to Amendment No. 3 to the Tender Offer Statement on Schedule TO filed by Asahi Kasei Corporation and Asclepius Subsidiary Corporation on April 9, 2012 (the “Schedule TO”))	Schedule TO	4/9/12	(b)(2)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

ZOLL MEDICAL CORPORATION

Dated: April 9, 2012	By:	/s/ Richard A. Packer
	Name: Title:	Richard A. Packer Chief Executive Officer